NEWS RELEASE	RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-21 SEPT 22, 2006

Not for distribution to US wire services or dissemination in the United States

RUBICON MINERALS CORPORATION ANNOUNCES FINANCING FOR AFRICAN SPINOUT VEHICLE

David W. Adamson, President and CEO of Rubicon Minerals Corporation (“Rubicon”) (RMX.TSX; RBY.AMEX) is pleased to announce that Africo Resources Ltd. (“Africo”), a company in which Rubicon currently holds an approximate 40% interest, has entered into an agreement with Canaccord Capital Corporation pursuant to which Canaccord will offer, on a syndicated best efforts private placement basis, subscription receipts (“Subscription Receipts”) of Africo for aggregate gross proceeds to Africo of a targeted minimum of CAD$25 million (the “Offering”). The Subscription Receipts will be priced in the context of the market. Upon the completion of the Offering, the gross proceeds of the Offering will be placed into escrow (the “Escrowed Funds”). Each Subscription Receipt will entitle the holder thereof to acquire, without payment of any additional consideration, one common share of CopperCo Resource Corp. (“CopperCo”). CopperCo will be a new publicly listed company holding 100% of the outstanding shares of Africo following completion of Rubicon’s proposed Plan of Arrangement (the “Arrangement”). The Subscription Receipts will automatically be exchanged for common shares of CopperCo, and the Escrowed Funds will be released to Africo, upon the satisfaction by Africo of certain conditions, including, but not limited to, the receipt of all court and shareholder approvals required to complete the Arrangement (the “Conditions”).

It is anticipated that upon the satisfaction of the Conditions, the CopperCo shares issued upon the exchange of Subscription Receipts pursuant to the Arrangement will be free of any statutory hold period in Canada. For a more detailed description of the Arrangement, see the Rubicon management information circular dated July 7, 2006 which is available for viewing or downloading on the SEDAR website (www.sedar.com).

Canaccord will receive a cash commission in the amount of 6% of the aggregate gross proceeds of the Offering, payable by Africo upon the release to Africo of the Escrowed Funds. In addition, upon closing of the Offering, Africo will issue to Canaccord a compensation option which will be automatically exchanged under the Arrangement for Broker Warrants entitling Canaccord to acquire that number of CopperCo shares which is equal to 6% of the Subscription Receipts sold under the Offering. The Broker Warrants will be exercisable at a price equal to the issue price of the Subscription Receipts, and will expire 18 months from the date of issue.

The net proceeds from the Offering shall be used for development of Africo’s Kalukundi copper-cobalt project in the Democratic Republic of Congo, as well as for general corporate purposes.

Completion of the Arrangement is subject to certain conditions, including receipt of a tax ruling from Canada Revenue Agency, completion of the Offering, and receipt of a final order from the British Columbia Supreme Court approving the Arrangement.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Rubicon Minerals Corporation

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. As part of its diverse asset base, Rubicon holds approximately a 40% interest (7.74 million shares) in Africo. A feasibility study has been completed in respect of Africo's high-grade copper/cobalt Kalukundi project in the Democratic Republic of Congo. Upon completion of the Arrangement, Rubicon will transfer to its shareholders the interest of Rubicon in Africo.

Africo Resources Ltd.

Africo is a mining company developing the Kalukundi copper-cobalt project in the Democratic Republic of Congo. A positive feasibility study has been completed in respect of the Kalukundi project with projected economics over a ten year mine life. Africo’s equity share of reserves and resources includes proven and probable reserves of 308 million pounds of copper and 89 million pounds of cobalt and an additional 178 million pounds of copper and 34 million pounds of cobalt in measured and indicated resources and 653 million pounds of copper and 144 million pounds of cobalt in inferred resources.

The results summarized in this news release were generated by the independent consulting firms listed below, as reported in the NI 43-101 feasibility study technical report relating to the Kalukundi project and available on SEDAR. The individual qualified persons, as defined by NI 43-101 are:

John Hearne, RSG Global, for the Mining section including Mining Opex;

Julian Verbeek, RSG Global, for the Resources section;

Dave Dodd, MDM Engineering Ltd., for the Metallurgy, Process Design, Capex
and Process Opex sections; and

Kees Dekker, RSG Global for the Financial Evaluation section.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

NOTE:
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding: the proposed Africo/CopperCo financing; and Rubicon’s proposed Plan of Arrangement, including the proposed transactions involving Africo and CopperCo. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward -looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward -looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory, court and governmental approvals for Rubicon’s, Africo’s and CopperCo’s proposed transactions, the availability of financing for Rubicon’s, Africo’s and CopperCo’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

This news release uses the terms “inferred resources”, “indicated resources”, “measured resources”, and “mineral resources”. The Company advises investors that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 “Standards of Disclosure for Mineral Projects”), the US Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.